FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 07 March, 2007


                                File no. 0-17630


                           Director/PDMR Shareholding




                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Director/PDMR Shareholding





7th March 2007


CRH PLC EXECUTIVE DIRECTORS  -  AWARDS OF DEFERRED SHARES

The following executive directors of CRH plc received awards of deferred Ordinary shares of EUR0.32 each under the Company's performance-related incentive plan on 7th March 2007:


                                                       Number of
Name                        Purchase price             deferred Ordinary shares

T.W. Hill                   EUR32.00                   8,625
M. Lee                      EUR32.00                   5,846
W.I. O'Mahony               EUR32.00                   13,446



The awards are deferred for a period of three years or until retirement in the normal course and are forfeitable in certain circumstances. As a result of the awards, the interests of the executive directors mentioned above in CRH plc have increased accordingly.


Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 07 March, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director